RYAN'S FAMILY STEAK HOUSES, INC.
APRIL SALES INFORMATION

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Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 5-week period ended May 6, 1998 ("April") increased by 1.8%. Details follow:

	April 1998
	(Unaudited)

Total sales	$63,180,000
Increase from prior year	+7%

Average unit sales:
Same-store (open at least 18 mos.)	+1.8%
All-store (all Ryan's units)	+1.3%


Management was pleased with April's sales results, indicating that the Company's carving bars, numbering 256 at month-end, and a,good Easter weekend helped increase sales. Management also noted that, as expected, produce costs and team member medical insurance costs continued to adversely affect store-level margins. However, lettuce prices have recently dropped to more normal levels.

At May 6, 1998, the Company owned and operated 276 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on June 3, 1998.